Exhibit 99.1

News release…

Date: 9 November 2004
Ref: PR390g

Rio Tinto to sell interest in Brazilian gold mine

Rio Tinto and Kinross Gold Corporation (Kinross) have signed a letter of intent for the sale of Rio Tinto’s 51 per cent interest in Rio Paracatu Mineração (RPM), the owner of the Morro do Ouro mine in Brazil.

The proposed consideration for Rio Tinto’s interest in RPM and its immediate holding companies is US$260 million, payable in cash on completion. The consideration is subject to a working capital adjustment based on the working capital position of RPM and its immediate holding companies at the date of completion.

The sale is subject to Kinross and Rio Tinto reaching agreement on all terms and entering into a definitive agreement. The transaction is expected to be completed by the end of the year.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885